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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   January 1, 2015   AND ENDING   December 31, 2015
                                   Date   Date

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kempen & Co. U.S.A., Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

880 Third Avenue, 17th Floor
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McGowan   212-376-0132
                                                  (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - if individual, state last, first, middle name)

100 Eagle Rock Avenue Suite 200   East Hanover   New Jersey   07936
(Address)   (City)   (State)   (Zip Code)

CHECK ONE

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __John McGowan__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying

financial statement and supporting schedules pertaining to the firm of _____Kempen & Co. U.S.A., Inc._____

as of ____December 31, 2015____ , are true and correct. I further swear (or affirm) that neither the company nor any

partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a

customer, except as follows:

_____

_____

_____

Signature

COO
Title

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.

☑ (b) Statement of Financial Condition.

☑ (c) Statement of Income (Loss).

☑ (d) Statement of Changes in Financial Condition.

☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☑ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☑ (l) An Oath or Affirmation.

☑ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KEMPEN & CO. U.S.A., INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-48389

YEAR ENDED DECEMBER 31, 2015

AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

KEMPEN & CO. U.S.A., INC.

TABLE OF CONTENTS

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Kempen & Co. U.S.A., Inc.

We have audited the accompanying statement of financial condition of Kempen & Co. U.S.A., Inc., as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Kempen & Co. U.S.A., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kempen & Co. U.S.A., Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Kempen & Co. U.S.A., Inc.'s financial statements. The supplemental information is the responsibility of Kempen & Co. U.S.A., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 10, 2016

1

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501   friedmanllp.com

 

KEMPEN & CO. U.S.A., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	2,320,961
Due from Parent		5,155,794
Property and equipment - at cost, net		101,592
Prepaid taxes		24,553
Other assets		163,442
	$	7,766,342

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable, accrued expenses and other liabilities	$	102,491
Security deposit payable		57,128
		159,619

Commitments

Stockholder's equity

Capital stock - $0.01 par value; authorized 1,000 shares; 1,000 shares issued and outstanding		10
Additional paid-in capital		3,263,979
Retained earnings		4,342,734
		7,606,723
	$	7,766,342

See notes to financial statements.

KEMPEN & CO. U.S.A., INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2015

Revenues		
Revenue - Parent	$	3,083,921
Interest income		6,332
		3,090,253
Expenses		
Compensation and benefits		1,516,090
Occupancy and equipment, net of sublease income		142,199
Communications		299,123
Professional and consulting fees		162,582
Depreciation		31,283
Other operating expenses		741,708
		2,892,985
Income before income taxes		197,268
Income taxes		76,420
Net income	$	120,848

See notes to financial statements.

3

KEMPEN & CO. U.S.A., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

	Capital Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, January 1, 2015	1,000	$ 10	$3,263,979	$4,221,886	$ 7,485,875
Net income	-	-	-	120,848	120,848
Balance, December 31, 2015	1,000	$ 10	$3,263,979	$4,342,734	$ 7,606,723

See notes to financial statements.

4

KEMPEN & CO. U.S.A., INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities		
Net income	$	120,848
Adjustment to reconcile net income to net cash used in operating activities		
Depreciation		31,283
Changes in assets and liabilities		
Due from Parent		(855,435)
Other assets		52,532
Accounts payable, accrued expenses and other liabilities		(50,265)
Net cash used in operating activities		(701,037)
Cash flows from investing activities		
Acquisition of property and equipment		(64,306)
Net decrease in cash and cash equivalents		(765,343)
Cash and cash equivalents, beginning of year		3,086,304
Cash and cash equivalents, end of year	$	2,320,961
Supplemental cash flow disclosures		
Income taxes paid	$	136,567

See notes to financial statements.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Kempen & Co. U.S.A., Inc. (the "Company"), is a wholly-owned subsidiary of Kempen & Co. N.V. (the "Parent") which is based in Amsterdam. The Company is a securities broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes all trades with its Parent and uses its Parent's facilities to clear such trades. Trades are settled on a delivery versus payment basis. The Parent produces research on approximately 75 large, mid, and small cap companies located in Belgium, Luxembourg and Netherlands comprising a wide range of sectors. The Parent also provides property research into approximately 50 European real estate companies in more than 11 European countries. On behalf of the Parent, the Company sells research products to its customers, acquires new clients and organizes corporate road shows to large institutional investors within the United States to facilitate their investment decisions.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company's cash balances are maintained at various banks. Balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition
The Company is remunerated for its activities based upon a cost plus mark-up percentage, which is established by an independent transfer pricing study. Revenue is recognized based upon the expenses incurred during the period, marked-up by 6.6% for the year ended December 31, 2015.

Depreciation
Depreciation is computed using the straight-line method over estimated useful asset lives, which is seven years.

2 - PROPERTY AND EQUIPMENT- AT COST, NET

Property and equipment consist of the following:

Office equipment	$ 118,877
Furniture and fixtures	81,583
	200,460
Less - Accumulated depreciation	98,868
	$ 101,592

3 - RELATED PARTY TRANSACTIONS

The Company's revenue is derived from the Parent for services provided to institutional investors in their sales district based upon a cost-plus transfer pricing study. The revenue is recorded at the Company's pretax expenses plus a markup percentage of 6.6% for the year ended 2015.

Due from Parent arises from the recording of revenue described above less the allocation of certain direct expenses from the Parent. The balance at December 31, 2015 is comprised of cash held in a bank account at an affiliate of the Parent totaling $4,829,045, $323,619 of current commission's receivable, and $3,130 of expenses due from the parent related to certain expense allocations.

The Company has recorded $443,618 in expenses allocated from the Parent relating to the use of the securities trading platform and corporate overhead charges which are reflected in other operating expenses.

4 - INCOME TAXES

The Company provides for Federal and state income taxes in accordance with current rates applied to income before income taxes. The provision for income taxes is as follows:

Current:	
Federal	$ 44,343
State and city	32,077
	$ 76,420

Federal and state income taxes differ from statutory rates due to non-deductible expenses consisting primarily of meals and entertainment.

5 - PROFIT-SHARING PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees who have attained three months of service. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company match during 2015 is equal to 100% of the matched employee contributions that are not in excess of 4% of employee compensation. The Profit sharing plan expense for the year ended December 31, 2015 was approximately $42,000.

6 - COMMITMENTS

The Company leases office space under a non-cancellable lease, which expires on November 23, 2017. The lease requires monthly lease payments of $20,140 and stipulates a 2% escalation of annual rent on each anniversary of the lease commencement date and an additional 6% increase on the fourth anniversary. Deferred rent relating to the new lease for the year ended December 31, 2015 was approximately $31,000 and is included in accounts payable, accrued expenses and other liabilities. Additionally, the Company has entered into a letter of credit agreement in the amount of $114,000 for the security deposit associated with the lease. This amount plus interest is included in other assets. The letter of credit was extended for one year increments on August 30, 2015.

6 - COMMITMENTS (Continued)

During 2011, the Company entered into a non-cancellable sublease with a subtenant, which expires on November 23, 2017. Sublease income is equal to one half of rent expense paid by the Company under the non-cancellable lease each month. Additionally, in accordance with the non-cancellable sublease the Company has collected a security deposit in the amount of $57,128.

The future minimum rental payments and receipts are as follows:

Year Ending December 31,	Future Minimum Payments	Future Minimum Receipts	Net Minimum Payment
2016	$267,000	$(134,000)	$133,000
2017	250,000	(125,000)	125,000
	$517,000	$(259,000)	$258,000

Gross rent expense was approximately $279,000 for the year ended December 31, 2015, net of approximately $145,000 of sublease income from a subtenant. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes and operating expenses.

7 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2015, the Company had net capital of $2,161,342, which exceeded requirements by $1,911,342. The ratio of aggregate indebtedness to net capital was .074 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company may execute, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (Continued)

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2015

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Computation of net capital

Total stockholder's equity	$	7,606,723
Less - Non-allowable assets		
Due from Parent		(5,155,794)
Fixed assets		(101,592)
Prepaid taxes		(24,553)
Other assets		(163,442)
Net capital	$	2,161,342

Computation of aggregate indebtedness

Accounts payable, accrued expenses and other liabilities	$	102,491
Security deposit payable		57,128
Aggregate indebtedness	$	159,619

Computation of basic net capital requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	10,641
Minimum dollar requirement		250,000
Net capital requirement		
(greater of minimum net capital or dollar requirement)	$	250,000

Excess net capital	$	1,911,342
Excess net capital at 1000 percent		2,145,382
Ratio: aggregate indebtedness to net capital		.074 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015

See report of independent registered public accounting firm

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Kempen & Co. U.S.A., Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption Report From SEC Rule 15c3-3, in which (1) Kempen & Co. U.S.A., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kempen & Co. U.S.A., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Kempen & Co. U.S.A., Inc. stated that Kempen & Co. U.S.A., Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Kempen & Co. U.S.A., Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kempen & Co. U.S.A., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 10, 2016

12

Your livelihood, empowered.   An Independent Member Firm of DFK with offices worldwide. **DFK** INTERNATIONAL



KEMPEN & CO USA

STATEMENT OF EXEMPTION FROM SEC RULE 15C3-3

I John Mc Gowan, Chief Operating Officer of Kempen & Co. U.S.A., Inc. to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

3. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i).

4. The Company met this exemption during the entire fiscal year ending December 31, 2015 without exception.

Dated___1/18/2016___   By:_____

Kempen & Co. USA | 880 Third Avenue, 17th Floor | New York, NY 10022 | T:+1 212 376 0130 | F:+1 212 376 0139 | www.kempen.com

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholder
of Kempen & Co. U.S.A., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Kempen & Co. U.S.A., Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Kempen & Co. U.S.A., Inc.'s compliance with the applicable instructions of Form SIPC-7. Kempen & Co. U.S.A., Inc.'s management is responsible for Kempen & Co. U.S.A., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 10, 2016

14

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501   friedmanllp.com

Your livelihood, empowered.   An Independent Member Firm of DFK with offices worldwide. DFK INTERNATIONAL

KEMPEN & CO. U.S.A., INC.

SECURITIES INVESTOR PROTECTION CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS

YEAR ENDED DECEMBER 31, 2015

Period covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2015		$7,725.63
Payment schedule:		
Overpayment from prior year amended SIPC-7		649.51
SIPC-6	10/14/15	2,305.55
SIPIC-7	1/13/16	4,958.25
Overpayment to be applied to 2016		$(187.68)

See independent accountants' agreed-upon procedures report on schedule of assessment and payments (Form SIPC-7)